UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion's Mobile WiMAX™ Technology Chosen by ITRI for New Application Lab. dated November 5th , 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

           ALVARION LTD.

Date: November 8th, 2007                                                                                     By: /s/ Efrat Makov
                  Name: Efrat Makov
                              Title:CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion’s Mobile WiMAX™ Technology Chosen by ITRI for New Application Lab

Alvarion’s 4Motion Used in ITRI’s First M-Taiwan WiMAX™ Application Lab for Innovative Network Research

TEL AVIV, Israel, November 5, 2007 — Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that  its Mobile WiMAX™ technology has been chosen for the first WiMAX Forum™
M-Taiwan WiMAX Application Lab (MTWAL), managed by ITRI at the campus in Hsinchu. The new lab, also referred to as a Proof-of-Concept (PoC) lab, has just been opened by ITRI for the purpose of testing and developing innovative Mobile WiMAX applications. Expansion of network coverage throughout the Hsinchu Science Park, National Chiao Tung University, and National Tsing Hua University, is planned as part of the project’s next phase.
Alvarion’s IEEE 802.16e end-to-end 4Motion™ solution will provide various applications over Mobile WiMAX, and promote multi-vendor interoperability performance of WiMAX™ equipment at the 2.5 GHz frequency band.
“After working with the WiMAX expert Alvarion for two years, and learning their unique Mobile WiMAX technology, it is clear that their 4Motion offering is the best solution for us,” said Dr. Gin-Kou Ma, Deputy General Director of SoC Technology Center (STC) of ITRI. “Alvarion’s complete solution enables quick and easy deployment of mobile broadband services. Leveraging our advanced Mobile WiMAX research, we plan to offer mobile applications throughout the campus and beyond, while assisting Taiwan in maintaining a competitive position in the WiMAX industry overall.”
“Enjoying the outcome of our mutual efforts with ITRI, we are excited about the opening of the MTWAL and the deployment of our 4Motion solution in the Hsinchu campus,” said Rudy Leser, corporate vice president strategy and marketing of Alvarion. “We believe that our OPEN WiMAX solution provides ITRI with the advantage of a best-in-class offering for their research development needs, and enhances their position as a leading telecommunications R&D center in the growing mobile market of Taiwan.”

About OPEN WiMAX

Alvarion’s all-IP OPEN WiMAX architecture is the foundation of its operator-centric best of breed 4Motion solution. Whether providing a complete Alvarion-based network, or combining  BreezeMAX’s superior radio technology with network elements from its world-class ecosystem of partners, Alvarion delivers an end-to-end solution that is tailored to the specific requirements of each operator.

About ITRI

The Industrial Technology Research Institute (ITRI) is a non-profit R&D organization engaging in applied research and technical services (www.itri.org.tw). Founded in 1973, ITRI has played a vital role in transforming Taiwan’s economy from a labor-intensive model to a high-tech industrial one. ITRI is a multidisciplinary research center. It has six core laboratories, five focus centers, five linkage centers, several business development units, and other supporting units. ITRI has 6,000 employees, and serves as the technical center for industry and an unofficial arm of the government's industrial policies in Taiwan. Backed by its broad research scope and close industrial ties, ITRI is becoming an increasingly active member in the global industrial R&D community. Apart from its headquarters located in Taiwan, ITRI has branch offices in Silicon Valley, Tokyo, Berlin, and Moscow.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.